COMMENTS RECEIVED ON OCTOBER 17, 2011

FROM EDWARD BARTZ

FIDELITY CHARLES STREET TRUST (File Nos. (002-73133) and (811-03221))

Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%

POST-EFFECTIVE AMENDMENT NO. 102

FIDELITY FIXED-INCOME TRUST (File Nos. (002-41839) and (811-02105))

Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 175

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs)

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Investment Objective"

The fund seeks real return consistent with reasonable investment risk.

C: The Staff asks that we define "real return" in the Fund Summary section.

R: The disclosure at issue, which responds to Form N-1A Item 2, is the fund's fundamental investment objective and cannot be changed without a shareholder vote. Further, we believe that the disclosure in the Fund Summary section under "Principal Investment Strategies" summarizes the principal investment strategies of the fund as required by Item 4 of Form N-1A. We note, however, that in the in the "Investment Details" (Item 9) section, which we believe is the appropriate location for disclosure not required or permitted by Items 2 through 8, we include the following: "FMR defines real return as total return reduced by the expected impact of inflation." Accordingly, we have not modified disclosure.

3. Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating the fund's assets among four general investment categories: inflation-protected debt securities, floating rate loans, commodity-linked notes and related investments, and real estate investment trusts (REITs) and other real estate related investments."

C: The Staff would like an explanation of what instruments fall into the category of related investments with respect to commodity-linked notes and real estate investments.

R: As disclosed under the sub-heading "Principal Investment Strategies" in the "Investment Details" section, "[t]he commodity-linked notes and related investments category includes commodity-linked notes and other commodity-linked derivative instruments, such as commodity futures and swaps, that seek to track all or part of the performance of an index chosen by FMR to represent the commodities market" and "[t]he REIT and other real estate related investments category includes common and preferred stocks of REITs that either own properties or make construction or mortgage loans, mortgage securities, and other debt and equity securities of real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry" (emphasis added).

4. Fidelity Asset Manager 20% and Fidelity Strategic Real Return Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we add a derivatives risk to each "Principal Investment Risks" section.

R: We believe that the disclosure in the "Fund Summary" section appropriately discloses each fund's principal investment risks, and accordingly have not added disclosure. For Fidelity Strategic Real Return Fund, we call the Staff's attention to the "Leverage Risk" disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section. With respect to Fidelity Asset Manager 20%, please see response 6 below.

5. Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any current requirement to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance in this area was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). We note that the term "lower-quality debt securities" is defined in the paragraph at issue. Accordingly, we have not modified the disclosure.

6. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, and Fidelity Strategic Real Return Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Example from Fidelity Strategic Real Return Fund)

  Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

C: The Staff suggests that the Leverage Risk disclosure should have a corresponding strategy in the "Principal Investment Strategies" section.

R: We call the Staff's attention to Fidelity Strategic Real Return Fund's principal investment strategy relating to investing approximately 25% of its assets in commodity-linked notes and related investments. For Fidelity Asset Manager 20% and Fidelity Asset Manager 30%, the disclosure at issue was included inadvertently and will be removed in the b-filing.

7. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Fidelity Strategic Real Return Fund)

For the periods ended December 31, 2010	Past 1 year	Past 5 years	Life of classA
Fidelity Strategic Real Return Fund
Return Before Taxes	[ %]	[ %]	[ %]
Return After Taxes on Distributions	[ %]	[ %]	[ %]
Return After Taxes on Distributions and Sale of Fund Shares	[ %]	[ %]	[ %]
Barclays Capital® U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) (reflects no deduction for fees, expenses, or taxes)	[ %]	[ %]	[ %]
Fidelity Strategic Real Return Composite Index (reflects no deduction for fees, expenses or taxes)	[ %]	[ %]	[ %]

A From September 7, 2005.

B From September 30, 2005 (first date following the fund's commencement for which the life of class return for all of the components of the composite index is available).

C: The Staff requests that we include a narrative description of the supplemental index in the "Fund Summary" section.

R: As a result of Staff comments, we relocated all index descriptions to the "Appendix" section of the prospectus and include the text underlined above. We believe this text appropriately responds to Instruction 2(b) to Item 4(b)(2) of Form N-1A, and do not believe additional information about a supplemental index needs to appear in the "Fund Summary" section. Accordingly, we have not modified disclosure.

8. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Strategic Real Return Fund)
"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

9. Fidelity Strategic Real Return Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.
Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets."

C: The Staff requests that we include emerging markets risk disclosure in the "Fund Summary" section given its reference in the "Investment Details" section.

R: Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, the fund does not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified disclosure.

10. All funds

"Trustees and Officers" (SAIs)

Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below.

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

"Trustees & Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N1-A, directorships held during the past five years are disclosed.

12. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Strategic Real Return Fund)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	4.00%	4.00%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C
Redemption fee on shares held less than 60 days (as a % of amount redeemed)	0.75%	0.75%	0.75%	0.75%

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

13. Fidelity Advisor Strategic Real Return Fund and Fidelity Advisor Asset Manager Funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

14. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Asset Manager 20%)

  Allocating the fund's assets among three main asset classes: the stock class (equity securities of all types), the bond class (fixed-income securities of all types, including lower-quality debt securities, maturing in more than one year), and the short-term/money market class (fixed-income securities of all types maturing in one year or less).

C: The Staff requests that "lower-quality debt securities" be referred to as "junk bonds."

R: We are not aware of any current requirement to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance in this area was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the leading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph in the prospectus. Accordingly, we have not modified disclosure.

15. Fidelity Asset Manager 20%; Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Fund Summary" section.

R: The funds do not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

16. Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Investment Objective"

(Example from Fidelity Asset Manager 40%)
"The fund seeks current income as well as total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments. The fund also considers the potential for capital appreciation."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

17. Fidelity Asset Manager 40%, Fidelity Asset Manager 50%, Fidelity Asset Manager 60%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff questions if the omission of "Leverage Risk" is intentional.

R: We believe the current level of disclosure is commensurate with the level of derivatives exposure expected for the funds, consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure, and note that "leverage risk" will be removed from the "Fund Summary" section for Fidelity Asset Manager 20% and Fidelity Asset Manager 30%. See response 6.

18. Fidelity Asset Manager 20%, Fidelity Asset Manager 30%; Fidelity Asset Manager 40%

"Investment Details" (prospectuses)

"Investment Objective"

(Example from Fidelity Asset Manager 20%)

Fidelity Asset Manager 20% seeks a high level of current income by allocating its assets among stocks, bonds, short-term instruments and other investments. The fund also considers the potential for capital appreciation (may be changed without shareholder vote).

C: The Staff believes that it appears as though both of the statements in each fund's "Investment Objective" may be changed without shareholder vote.

R: The parenthetical is part of (i.e., included before the period at the end of) the second sentence and as such we think the disclosure is clear as written. We also note that the disclosure in "Investment Details" under the heading "Fundamental Investment Policies" specifically identifies the part of each fund's objective that is subject to change only by shareholder approval.

19. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.